# DoneGood, PBC



# ANNUAL REPORT

5000 Zuni St

Denver, CO 80211

(517) 896-4701

https://donegood.co/

This Annual Report is dated April 25, 2023.

## BUSINESS

Company Overview

DoneGood, PBC ("DoneGood" or the "Company") is a Public Benefit Corporation organized under the laws of the state of Delaware.

DoneGood is the the shopping site Forbes called "The Amazon for Social Good."

On DoneGood.com you can find thousands of items—from clothing to home goods to coffee to bed and bath supplies and a lot more—and know that every purchase you make fights poverty and climate change.

The DoneGood team has screened every company that sells on its site to ensure they're all paying good wages, using highly eco-friendly practices, and making the world better in other ways.*

DoneGood believes that the dollars we all spend are the world's most powerful force for change. Americans gave $327 billion to charity last year—but we spent over $14 *TRILLION* buying stuff. So if just 2% of the dollars we all spend could help make the world better, that could do as much good as all the donations to all the non-profits in the country combined.

DoneGood is the shopping site where you build a better world with every purchase.

*https://donegood.co/pages/our-criteria
**https://givingusa.org/wp-content/uploads/2022/06/GivingUSA2022_Infographic.pdf&sa=D&source=docs&ust=1680712461292153&usg=AOvVaw2hDa9arPknqSYiQ44Shjka

Corporate History

DoneGood, PBC was initially organized as DoneGood, LLC, a Delaware limited liability company on August 24, 2014, and converted to a public benefit corporation on February 29, 2016.

DoneGood's leadership and investors agree that given DoneGood's mission and business model, being incorproted as a public benefit corporation clearly makes good business sense. DoneGood's value proposition is to make it easy for people to find companies with a positive social and environemental impact. Being a public benefit corporation helps customers know that DoneGood is that kind of company as well, and is a company its customers can trust. Having the ability to advertise the fact that DoneGood is a PBC is a great marketing asset.

A PBC is like a C Corp in most ways, except that a PBC also has a social mission written into its corporate charter. DoneGood's social mission is to help other companies with a postive social and environmental impact make more sales and become more successful. That's also how DoneGood makes money, as it earns a percentage of every sale it helps its partner brands make. So, DoneGood's success at achieving the social mission in its charter and the Company's business success are one and the same.

The Company's Intellectual Property ("IP")

The Company was granted a US Trademark, filed with the USPTO on January 19, 2016.

The Company also has valuable proprietary systems for screening companies for social and environmental impact, customer data and email lists, product and sales data and online marketplace business systems.

**Previous Offerings**

Type of security sold: SAFE

Final amount sold: $552,600.00

Use of proceeds: Marketing (customer analysis, branding, digital ads, improvements to email and social media programs, etc.), expanding number of brands and product selection on website, UX/UI site improvements, other growth strategies, working capital.

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $237,500.00

Use of proceeds: Marketing (customer analysis, branding, digital ads, improvements to email and social media programs, etc.), expanding number of brands and product selection on website, UX/UI site improvements, other growth strategies, working capital.

Date: October 31, 2021

Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2020 Compared to 2021**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020.

Revenue and Cost of Sales/Gross margins

Important note: In 2020, DoneGood began transitioning from an affiliate marketing platform (i.e., aggregating partner brands that do good for people and the planet on its website and Chrome extension, but sending customers to the partner brands' websites to execute a purchase), to a marketplace site (DoneGood aggregates brands that do good on its website, and customers execute a purchase directly on DoneGood's site). This led to a change in how DoneGood earned revenue, and therefore how revenue was accounted for in 2021. With the affiliate marketing platform, DoneGood invoiced partner brands for a percentage commission of the sales it helped the brand generate on the brands' site. As such, revenue was recorded as the percentage commission brands paid DoneGood, with Cost of Goods listed as $0. This method was used for 2020 financial reports. In the marketplace model, DoneGood sells products directly to customers at a retail price, then the Company's automated marketplace tech sends partner brands' their share of the sale price, while DoneGood keeps its percentage commission. As such, revenue is recorded as the total sales made to customers, with the partner brands' share of sales listed as Cost of Goods.

Revenue for fiscal year 2021 was $313,590, with a Cost of Goods of $180,666, for a Gross Profit of $132,924. That Gross Profit number is the number that is akin to 2020's total revenue number of $57,513.

DoneGood's marketplace site launched partway through 2020 during the height of the pandemic. Through the remainder of 2020, the Company worked to achieve the hardest part of any similar business: building a double-sided consumer-facing marketplace. The DoneGood team set up automated marketplace technology (which seamlessly syncs partner brands' products, pricing, and myriad other product data), developed business systems, fine-tuned the Company's proprietary social impact screening processes, bringing the first partner brands onto its site, and building an initial customer base.

By 2021, DoneGood's marketplace site was fully up and running, with far more partner brands on it than in 2020, and a much better shopping experience, significantly improving the site's conversion rate. The Company also invested more resources in marketing, increasing sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits; marketing expenses; as well as costs associated with automated marketplace technology, e-commerce software, and data management to run an online marketplace and other shopper-assitance technologies. Expenses in 2021 increased to $399,857 from $321,261 in 2020. This increase was due in large part to increases in the Company's marketing budget.

Historical results and cash flows:

The Company is currently in the growth stage and is generating revenue. We believe that historical cash flows will not be indicative of the revenue and cash flows expected in the future because the company has now launched its marketplace shopping site, transitioning to focus on this aspect of its business, and is executing strategies to significantly grow core KPIs. DoneGood's revenue is generated by product sales through our shopping site.

**Liquidity and Capital Resources**

At December 31, 2021 the Company had cash of $508,733.00. [*The Company intends to raise additional funds through an equity financing*]

**Debt**

Creditor: Small Business Administration, for an Economic Injury Disaster Loan related to the Covid-19 pandemic.

Amount Owed: $24,958.63

Interest Rate: 3.75%

Maturity Date: June 26, 2050

Min. monthly payment requirement is $112

Repayment of disaster loan does not begin until 2022.


**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**


Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Cullen Schwarz

Cullen Schwarz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Founder, Board Chair

Dates of Service: June, 2015 - Present

Responsibilities: Cullen is the founder and CEO, making it easy for people to use their purchasing power to do good for people and the planet. Cullen receives an annual salary of $48,000 and was issued 3,000,000 shares in DoneGood on a four-year vesting schedule with a one-year cliff.

Name: Howard Fischer

Howard Fischer's current primary role is with Gratitude Railroad. Howard Fischer currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: June, 2016 - Present

Responsibilities: Investor, advisor, board member, ambassador, and advocate for DoneGood.

Other business experience in the past three years:

Employer: Gratitude Railroad

Title: Cheif Evangelist

Dates of Service: August, 2013 - Present

Responsibilities: Business development and leadership.

Other business experience in the past three years:

Employer: Basso Capital Management

Title: Chairman Emeritus

Dates of Service: July, 1994 - Present

Responsibilities: Leadership.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Cullen Schwarz

Amount and nature of Beneficial ownership: 3,117,647

Percent of class: 29%

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

## OUR SECURITIES

Common Stock

The amount of security authorized is 16,785,004 with a total of 9,520,008 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,556,686 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights: Shareholders are entitled to receive dividend if declared by the Board of Directors.

Preferred Stock

The amount of security authorized is 7,214,996 with a total of 4,730,632 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference: Holders of preferred shares have certain liquidation preferences. See exhibit F for additional information.

Conversion Rights: Holders of preferred shares have certain conversion rights. See exhibit F for additional information.

Dividend Rights: Shareholders are entitled to receive dividend if declared by the Board of Directors.

2019 SAFE

The security will convert into Preferred stock and the terms of the 2019 SAFE are outlined below:

Amount outstanding: $237,500.00

Interest Rate: 0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: An equity financing or liquidation event (see below)

Material Rights

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a): (i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

2021 SAFE

The security will convert into Preferred stock and the terms of the 2021 SAFE are outlined below:

Amount outstanding: $552,600.00

Interest Rate: 0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: An equity financing or liquidation event (see below)

Material Rights

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another business or entity, or grow large enough to be able to engage in an Initial Public Offering. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed Even if the Company raises the maximum amount of funds targeted in this Crowdfunding effort, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. The company may need to raise additional equity capital in the future, seek access to credit, modify our growth plans, or take other actions to secure additional capital. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment The Company may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described above and below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for consumers to easily find sustainable products and get exclusive discounts on them. Our revenues are therefore dependent upon the market for sustainable goods, and on ebbs and flows in e-commerce generally. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. They are also based on the assumption that, since current data and customer surveys indicate that the number one way to increase purchases on our site is to expand product selection, hiring more team members to rapidly expand product selection will grow revenue. However, it is possible that our current or new products will fail to gain market acceptance for any number of reasons. If the new marketing initiatives, and the addition of new products on our site, fail to achieve significant sales increases, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a relatively short history and has operated with a small budget. If you are investing in this company, it's because you think that DoneGood and its shopping site for sustainable goods is a good idea and that the team will be able to successfully continue to grow the Company. Further, we have not yet turned a profit, and although we believe we can achieve the moderate growth necessary to achieve profitability with this funding round, there is no assurance that profitability will be achieved. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection or obtain information on other proprietary processes and practices without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on DoneGood.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers or investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backend technology. Any disruptions of services or cyber-attacks either on our technology providers or on DoneGood could harm our reputation and materially negatively impact our financial condition and business. Public Benefit Corporation. DoneGood, PBC. has incorporated as a Public Benefit Corporation instead of a traditional "C-Corp" or "501(c)(3)." One of the most significant differences offered by a Benefit Corporation's legal mandate is that the directors and officers must factor in creating a positive benefit to the community and company purpose along with shareholder interests when making decisions. By being required to consider the Company's social mission, the directors and officers may make decisions that are not completely and fully focused on strictly financial returns. As such, an investor in the company must acknowledge and agree that the Company's social mission constitutes as benefit to the investor, albeit not a completely financial one.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

**DoneGood, PBC**

By  /s/ *Cullen Schwarz*

        Name: DoneGood, PBC

        Title:   CEO, Board Chair and principal accounting officer

Exhibit A

**FINANCIAL STATEMENTS**

# DoneGood
## Profit and Loss Comparison
**January - December**

| | 2021 |
|---|---|
| **Income** | |
| Sales | 313,590 |
| **Total Income** | **313,590** |
| **Cost of Goods Sold** | |
| Brand payments | 180,500 |
| Shipping | 166 |
| **Total Cost of Goods Sold** | **180,666** |
| **Gross Profit** | **132,924** |
| **Expenses** | |
| Advertising & Marketing | 66,913 |
| Bad debt | |
| Bank Charges & Fees | 184 |
| Cash Advance | (15) |
| Contractors | 148,791 |
| Employee Benefits | 2,939 |
| Job Supplies | |
| Legal & Professional Services | 7,126 |
| Meals & Entertainment | (26) |
| Office Supplies & Software | 17,477 |
| Payroll Expenses | |
| Taxes | 11,355 |
| Wages | 140,032 |
| **Total Payroll Expenses** | **151,388** |
| QuickBooks Payments Fees | 272 |
| Reimbursements | 3,871 |
| Taxes & Licenses | 750 |
| Travel | 137 |
| Uncategorized Expense | 50 |
| **Total Expenses** | **399,857** |
| **Net Operating Income** | **(266,933)** |
| **Other Income** | |
| Interest Earned | 16 |
| **Total Other Income** | **16** |
| **Net Other Income** | **16** |
| **Net Income** | **$ (266,917)** |

Tuesday, Mar 28, 2023 10:36:43 AM GMT-7 - Accrual Basis

# DoneGood
# Balance Sheet
### January - December

|  | 2021 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| Small Business Checking (4706) | 297,364 |
| Small Business Savings (1694) - 2 | 211,369 |
| **Total Bank Accounts** | **508,733** |
| **Accounts Receivable** | |
| Accounts Receivable (A/R) | 6,883 |
| **Total Accounts Receivable** | **6,883** |
| **Other Current Assets** | |
| Undeposited Funds | - |
| **Total Other Current Assets** | **-** |
| **Total Current Assets** | **515,616** |
| **TOTAL ASSETS** | **515,616** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| Direct Deposit Payable | - |
| EIDL Loan | 22,900 |
| Payroll Liabilities | |
| CO Income Tax | 789 |
| CO Local Tax | 439 |
| CO Unemployment Tax | (555) |
| Federal Taxes (941/944) | (26) |
| Federal Unemployment (940) | 33 |
| GA Income Tax | |
| GA Unemployment Tax | |
| MA Income Tax | (181) |
| OR Employment Taxes | - |
| OR Income Tax | - |
| TX Unemployment Tax | - |
| **Total Payroll Liabilities** | **499** |
| **Total Other Current Liabilities** | **23,399** |
| **Total Current Liabilities** | **23,399** |
| **Total Liabilities** | **23,399** |
| **Equity** | |
| 2019 SAFE | 237,500 |
| 2021 SAFE | 552,600 |
| Opening Balance Equity | - |
| Owner's Investment | - |
| Preferred Stock | 1,494,405 |

| | |
|---|---|
| Retained Earnings | (1,525,371) |
| Net Income | (266,917) |
| **Total Equity** | **492,217** |
| **TOTAL LIABILITIES AND EQUITY** | **515,616** |

Tuesday, Mar 28, 2023 10:37:46 AM GMT-7 - Accrual Basis

# DoneGood
## Statement of Cash Flows
**January - December**

| | 2021 |
|---|---|
| **OPERATING ACTIVITIES** | |
| **Net Income** | (266,917) |
| **Adjustments to reconcile Net Income to Net Cash provided by operations:** | |
| Accounts Receivable (A/R) | (3,520) |
| Direct Deposit Payable | - |
| Payroll Liabilities:CO Income Tax | (1,488) |
| Payroll Liabilities:CO Local Tax | 146 |
| Payroll Liabilities:CO Unemployment Tax | - |
| Payroll Liabilities:Federal Taxes (941/944) | (3,708) |
| Payroll Liabilities:Federal Unemployment (940) | (72) |
| Payroll Liabilities:GA Income Tax | |
| Payroll Liabilities:GA Unemployment Tax | |
| Payroll Liabilities:MA Income Tax | - |
| Payroll Liabilities:OR Employment Taxes | (311) |
| Payroll Liabilities:OR Income Tax | (302) |
| Payroll Liabilities:TX Unemployment Tax | - |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **(9,254)** |
| **Net cash provided by operating activities** | **(276,171)** |
| **FINANCING ACTIVITIES** | |
| 2021 SAFE | 552,600 |
| Opening Balance Equity | - |
| Retained Earnings | 184,294 |
| **Net cash provided by financing activities** | **736,894** |
| **Net cash increase for period** | **460,723** |

Tuesday, Mar 28, 2023 10:38:42 AM GMT-7

Donegood PBC
Profit & Loss
January 1 - December 31, 2020

Income

| | |
|---|---:|
| Sales | 57,513 |

Expenses

| | |
|---|---:|
| Advertising | 24,074 |
| Employee Wages | 154,154 |
| Merchant Fees | 612 |
| Officer Wages | 72,900 |
| Payroll Tax Expense | 19,536 |
| Other Operating Expenses | 50,085 |

| | |
|---|---:|
| Total Expenses | 321,361 |
| Net Income | (263,848) |

Donegood PBC
Balance Sheet
31-Dec-20

Assets

| | | |
|---|---|---:|
| | Cash | 130,227 |
| | Accounts Receivable | 3,363 |
| | Fixed Assets | 16,081 |
| | Accumulated Depreciation | (16,081) |
| **Total Assets** | | **133,590** |

Liabilities

| | | |
|---|---|---:|
| | Accrued Interest | 79,106 |
| | Long-term notes payable | 840,184 |
| | Payroll Liabilities | 6,233 |
| | Smart Loan | 200,000 |
| **Total Liabilities** | | **1,125,523** |

Equity

| | | |
|---|---|---:|
| | Preferred Stock | 1,494,405 |
| | Retained Earnings | (2,222,490) |
| | Net Income | (263,848) |
| **Total Equity** | | **(991,933)** |

| | |
|---|---:|
| **Total Liabilities and Equity** | **133,590** |

|                                                          | 2020             |
| -------------------------------------------------------- | ---------------- |
| Operating activities:                                    |                  |
| Net profit (loss)                                        | $ (263,848.00)   |
| Adjustment to reconcile net loss to net cash provided    |                  |
| by operating activites:                                  |                  |
|     Depreciation                     | $            -   |
|     Deferred income taxes            | $            -   |
|     Gain on sale of assets           | $            -   |
|     Net change in assets and liabilities: |             |
|       Accounts receivable  | $     8,766.00   |
|       Federal and state tax deposits | $     -   |
|       Inventory            | $            -   |
|       Other current assets | $            -   |
|       Deposits             | $            -   |
|       Accounts payable     | $            -   |
|       Accrued liabilities  | $            -   |
|       Accrued interest - shareholder | $     -   |
|       Profit sharing payable | $          -   |
|         Net cash provided by operating activities | $ (255,082.00) |
|                                                          |                  |
| Investing activities:                                    |                  |
|     Proceeds from sale of asset      | $            -   |
|     Advances to shareholder          | $            -   |
|     Purchases of property and equipment | $         -   |
|       Net cash used by investing activities | $     -   |
|                                                          |                  |
| Financing activities                                     |                  |
|     Additional Debt                  | $   104,417.00   |
|     Net cash provided (used) by financing activit | $   104,417.00 |
|                                                          |                  |
| Net increase (decrease) in cash                          | $ (150,665.00)   |
|                                                          |                  |
| Cash, beginning of year                                  | $   280,892.00   |
|                                                          |                  |
| Cash, end of year                                        | $   130,227.00   |

**DoneGood, PBC**
**Notes to Financial Statements**
**December 31st, 2021**
**$USD**

## NOTE 1 – NATURE OF OPERATIONS

DoneGood, PBC was formed on February 29, 2016 ("Inception") in the State of Delaware. The financial statements of DoneGood, PBC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, CO.

DoneGood is an online shopping site where every purchase fights poverty and climate change. The DoneGood team screens every brand that sells on their site to make sure they all pay good wages, support good causes, and are incredibly eco-friendly. So you can make the world better just by getting things you need to buy anyway.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
From 2021 onward: The Company will recognize revenues from product purchases executed on its website. Revenue is recorded at the time the purchase is executed (and deducted if a product is returned and a sale is refunded). For 2020 and prior years: the Company recognized revenues when partner brands paid invoices for sales from customers driven to those brands' sites by DoneGood affiliate marketing links. The Company also previously generated revenues by selling featured brand promotions (on its website, in email newsletters, and/or on social media or other channels) to partner brands that sell products on the Company's website. Revenue was recognized when the promotion was featured.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

During the year ending December 31, 2020, the Company entered into a loan agreement for $22,900 with an interest rate of 3.75% and a maturity date of June 26, 2050.

Simple Agreements for Future Equity (SAFE) – As of December 31, 2021 and 2020, the Company had outstanding numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. As of December 31, 2021 the outstanding balance was 790,100. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
The Company has authorized 16,785,004 of common shares with a par value of $0.0001 per share. 5,905,715 shares were issued and outstanding as of December 31, 2021. Voting: Common stockholders are entitled to one vote per share Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2021, no dividends had been declared.

*Preferred Stock*
The Company has authorized 7,214,996 of preferred shares with a par value of $0.0001 per share. 4,730,632 shares were issued and outstanding as of Dec. 31, 2021. Voting: Preferred shareholders have 1 vote for every common share they could own if converted. Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2021, no dividends had been declared. Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

*Liquidation preference:*
In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure. As of the year ending December 31st, 2021, the Company received a total of $11,000 from family members in the form of equity investments. The family members' have acquired preferred shares totaling 20,386 and 24,487, respectively.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. No events require recognition or disclosure.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**DoneGood, PBC**
**Certification of 2021 and 2020 Financial Statements**

**2021 Financial Statements: Independent Accountant Review**

(Accountant Review Report follows)



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DoneGood, PBC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 3, 2023
*Vincenzo Mongio*

**2020 Financial Statements: CEO Certification**

I, Cullen Schwarz , the Chief Executive Officer of DoneGood, PBC, hereby certify that the financial statements of DoneGood and notes thereto for the periods ending 2020 and 2019 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2020, the amounts reported on our tax returns were total income of $57,513; taxable income of $-263,848 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20th of April, 2023.

_____ (Signature)

_____CEO_____ (Title)

_____April 20, 2023_____ (Date)

# CERTIFICATION

I, Cullen Schwarz, Principal Executive Officer of DoneGood, PBC, hereby certify that the financial statements of DoneGood, PBC included in this Report are true and complete in all material respects.

*Cullen Schwarz*

CEO, Board Chair and principal accounting officer